June 21, 2007

Mail Stop 4561

Gene Sokolov, PhD
Chief Executive Officer
Sloud, Inc.
1900 Campus Commons Drive
Suite 100
Reston, VA 20191

> **Re:** **Sloud, Inc.**
> **Amendment 2 to Form SB-2**
> **Filed May 29, 2007**
> **File No. 333-141564**

Dear Dr. Sokolov:

We have conducted a review of your filing that did not encompass the financial statements or portions of the document that are dependant upon the financial statements. Based upon this limited review, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus
Facing Page

1. Please review the cover page and eliminate repetitive disclosure. Details about the company's business and the location of its principal office are not appropriate subject matter for the cover page and should be deleted. Please concisely state that the 2 million shares are offered by the 14 selling stockholders, at an offering price of $.50 per share, and that the proceeds will all be received by the selling shareholders. The tabular presentation is redundant of such a statement, and should be deleted.

2. The two paragraphs following the pricing table would appear to be in conflict with the statement in the bullet point at the top of the page that the shares being sold in this offering are being sold on behalf of certain selling shareholders and that Sloud will not be receiving any of the funds from the sale. Please either revise or advise, as appropriate. You should briefly describe the distribution planned by the selling shareholders, and in particular when it is contemplated that sales will commence and over what period the shares would be offered by the selling shareholders.

Prospectus Summary
About Us, page 1

3. In the first paragraph, state that you have not received any revenues from the sale of your intended product, and briefly describe the developmental status of that planned product.

Our Business, page 1

4. Please explain what is meant by the term, "checksums," using language that will be easily understood by someone who is not familiar with your industry.

5. Provide an overview of the transactions by which the three major shareholders acquired their shares of Sloud common stock. Please include the most significant terms of these transactions including the dates, the price paid, and/or the value assigned to the stock.

The Market, page 1

6. You refer to a $40 billion global recording industry. However, your proposed product would address a discrete niche within the overall market. Please eliminate the dollar reference to the size of a market that is primarily composed of segments that your product will not address, here as well as from the section captioned "Description of Business."

Risk Factors, page 7

7. Please add a paragraph that alerts potential investors to the doubt the independent public accountants have expressed concerning the company's ability to continue as a going concern, as expressed in their report and discussed in the notes to your financial statements. Explain the potential impact upon the reported financial statements and the assumptions upon which those financial statements are based.

8. Throughout this section, provide quantitative information that will inform investors more specifically regarding the context of the condition or uncertainty you describe and the potential effect on investors. For example, in the first paragraph, state that Dr. Sokolov currently holds over 79% of the issued common stock and that he and other two executive officers collectively hold more than 86% of the issued shares. In view of this concentration of ownership, please revise the text to more clearly state that Dr. Sokolov and the other executives will control the company for the foreseeable future, and that they will be able to approve corporate actions, notwithstanding any views of minority holders to the contrary.

9. Similarly, please include an estimate of the cost that Sloud will incur as a public company in the risk factor that discusses the increased administrative costs of being a public company.

10. Please also include a risk factor disclosing the number of shares of issued stock that may subsequently be offered for sale, and the effect the offering of those additional shares might have on any trading price for shares offered under this prospectus.

Determination of Offering Price, page 11

11. Please disclose how the price was determined, to supplement the current disclosure, which explains how it was not determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

12. Revise this discussion to provide the plan of operations for the next twelve months as required by Item 301(a)(1) of Regulation S-B. Please note that paragraph (b) of Item 303 of Regulation S-B does not appear applicable to your company.

Liquidity and Capital Resources, page 12

13. You indicate that the company is "dependant upon the proceeds from shareholders" in discussing your capital resources and liquidity position. This statement appears to conflict with disclosure elsewhere to the effect that the company will not benefit or participate in the proceeds of the offering. Discuss the extent to which any portion of the proceeds obtained by selling stockholders directly or indirectly be provided to Sloud. Please revise as appropriate.

14. Expand this section to provide a meaningful, quantitative and reasonably specific discussion of your needs for capital resources during the next 12 months as well as your plans to obtain those resources. Discuss your viable plan to address the uncertainty concerning whether the company will be able to operate as a going concern, which is discussed in the final paragraph of the report of your independent registered public accountants, as well as in note 1 of the notes to the audited financial statements. In this discussion, explain how your operations will be affected, depending upon success or difficulties you may encounter in satisfying capital needs that you identify for the 12-month period. Please refer to paragraph (a)(1)(i) of Item 303 of Regulation S-B.

Description of Business, page 12
History and Development, page 12

15. Please expand the second paragraph to disclose the material terms of the transaction whereby Sloud acquired the core technology from Dr. Sergey Maruta. Such disclosure should include the date, the cost, in stock or cash, the value placed upon the acquisition, and whether it was pursuant to any written agreement. If there was a written agreement, please file that agreement as an exhibit.

Competition, page 15

16. It is not clear what you mean by the fourth paragraph herein. Please be specific in discussing how the markets targeted by the other companies you reference vary from the market you plan to address.

Our Offices, page 15

17. Please describe the arrangements by which the company occupies its offices. Any written agreements, leases, etc. should be filed as exhibits. In this regard, please see note 5 to your financial statements for the year ended December 31, 2006.

Executive Compensation, page 17

18. Please review Release No. 33-8732A and revise this section of your filing accordingly. Note that you need only provide compensation information for the most recently completed year. The information should be provided in the format specified in Item 402 of Regulation S-B, as adopted in the release we reference above.

Certain Relationships and Related Transactions, page 15

19. Please refer to paragraph (c)(1) of Item 402 of Regulation S-B, as adopted in the release referenced the preceding comment. The narrative disclosure regarding executive employment agreements should be presented to supplement the summary compensation table, rather than in a separately captioned section of your filing. The information presented under the Certain Relationships and Related Transactions heading should concern transactions within Item 404 of Regulation S-B, such as the office space arrangement disclosed in note 5 to your financial statements for the year ended December 31, 2006.

Selling Shareholders, page 18

20. Please disclose the transaction(s) in which the selling shareholders acquired the shares that they are offering in this prospectus. Please see Item 507 or Regulation S-B, which requires a description of all material relationships with the selling shareholders within the past three years.

21. Please confirm, if true, that none of the selling shareholders are broker-dealers or are affiliated with broker-dealers.

Where You Can Find More Information, page 23

22. The current address of the Securities and Exchange Commission is 100 F Street, NE, Washington, DC 20549. Please revise accordingly.

Part II
Item 26. Recent Sales of Unregistered Securities, page 43

23. Please expand this disclosure to discuss the material terms of each transaction and the exemption from registration claimed for it. Please disclose the factual basis of your conclusion that the exemption relied upon was available, in each instance.

Item 27. Undertakings, page 44

24. Please revise your undertakings to use those specified by Item 512 of Regulation S-B as revised by Securities Act Release 33-8591 effective December 1, 2005.

Exhibit 5.1, Opinion of Goldberg Law Group, P.A.

25. We note that your opinion states that the shares will be valid "when issued." It appears that the shares being offered are already issued, and the opinion should be consistent with that fact.

26. Please have counsel confirm that its opinion was rendered giving consideration to applicable judicial interpretations by Nevada courts.

Signatures

27. Please see Instruction 1 to Signatures in Form SB-2. Please include the title of Chief or Principal Financial Officer under the signature of the appropriate individual.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.


Sincerely,

Mark P. Shuman
Branch Chief - Legal


CC: Glenn E. Goldberg
        Goldberg Law Group, P.A.
        200 Central Avenue, Suite 290
        Saint Petersburg, FL 33701
        Facsimile no. (866) 323-6096